Exhibit 99-1
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                              KOOR INDUSTRIES LTD.

                        --------------------------------

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                        --------------------------------

                          Tel Aviv, February 28, 2007

DATE:    Wednesday, February 28, 2007

TIME:    9:00 a.m., Israel time

VENUE:   IDB Group Headquarters
         3 Azrieli Center
         The Triangle Tower
         41st Floor
         Galil Room
         Tel Aviv 67023
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:        Koor Industries Ltd. ("Koor" or the "Company")
Deposit Agreement:      Deposit Agreement, dated as of November 13, 1995, by
                        and among, The Bank of New York, as depository
                        (the "Bank"), Koor and the ADRs Holders (the "Deposit
                        Agreement")
ADR CUSIP No:           500507108**
ADS Record Date:        The close of business in New York on January 26, 2007**
Deeming Provisions:     For the purposes of this Notice, any reference to
                        shareholders of Koor (the "Shareholders") will be deemed also to be a reference to ADR holders and vice-versa.

     Koor hereby gives notice that the Extraordinary General Meeting of Shareholders (the "Meeting") will be held on Wednesday, February 28, 2007, at 9:00 a.m., Israel time, at the IDB Group headquarters, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.


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*    Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001
(the "Ordinary Shares").

**   As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.


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The Following is the Agenda for the Meeting:
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1.   To approve the sale of the Company's holdings (approximately 56.5%) in
     Sheraton Moriah (Israel) Ltd. to Azorim - Investment in Development and Construction Ltd. ("Azorim") (or 75% to Azorim and 25% to Boymelgreen Capital Ltd., the controlling shareholder of Azorim, or to any other entity controlled by Azorim (collectively, the "Purchaser")) in a transaction interrelated with the sale by Clal Tourism Ltd. ("Clal Tourism") of its holdings in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel Management Company Ltd. to the Purchaser, and the pro rata allocation between the Company and Clal Tourism of the costs and expenses of the interrelated transactions.



                                      By Order of the Board of Directors

                                      Shlomo Heller
                                      Corporate Secretary











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



                              Koor Industries Ltd.
                                3 Azrieli Center
                               The Triangle Tower
                                   41st Floor
                             Tel Aviv 67023, Israel


                                 PROXY STATEMENT

     This Notice is furnished to the ADR holders (the "Shareholders") of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Extraordinary General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Wednesday, February 25, 2007, at 9:00 a.m., Israel time, at the IDB Group headquarters, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.

     It is proposed to adopt the following resolutions at the Meeting:

1. To approve the sale of the Company's holdings (approximately 56.5%) in Sheraton Moriah (Israel) Ltd. to Azorim - Investment in Development and Construction Ltd. ("Azorim") (or 75% to Azorim and 25% to Boymelgreen Capital Ltd., the controlling shareholder of Azorim, or to any other entity controlled by Azorim (collectively, the "Purchaser")) in a transaction interrelated with the sale by Clal Tourism Ltd. ("Clal Tourism") of its holdings in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel Management Company Ltd. to the Purchaser, and the pro rata allocation between the Company and Clal Tourism of the costs and expenses of the interrelated transactions. (See Item 1 below).

     At the close of business on January 23, 2007, the Company had 16,582,869 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.

     A quorum at any Meeting of the Company will be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the outstanding Ordinary Shares of the Company.

     An ordinary resolution will be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such ordinary resolution (the "Majority of the Vote Cast").

     In the case of the resolution described in Item 1 below, such resolution will be deemed to have been passed by the Majority of the Vote Cast; provided that, (i) such majority includes at least one third (1/3) of the "disinterested" members (as such term is defined under the Israeli Companies Law 5759-1999)


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


present and voting at the Meeting, personally or by proxy, voted, either personally or by proxy, in favor of such resolution, or (ii) the aggregate votes of the "disinterested" members that voted, either personally or by proxy, against such resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

     According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum will not be constituted, the Meeting will be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum will not be constituted, then the Meeting will be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The resolutions at such a postponed Meeting will be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item 1 - Approval of the sale of the Company's holdings (approximately 56.5%) in
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Sheraton Moriah (Israel) Ltd. ("Sheraton Israel") to Azorim - Investment in
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Development and Construction Ltd. ("Azorim") (or 75% to Azorim and 25% to
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Boymelgreen Capital Ltd., the controlling shareholder of Azorim, or to any other
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entity controlled by Azorim (collectively, the "Purchaser")) in a transaction
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interrelated with the sale by Clal Tourism Ltd. ("Clal Tourism") of its holdings
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(100%) in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel
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Management Company Ltd. to the Purchaser, and the pro rata allocation between
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the Company and Clal Tourism of the costs and expenses of the interrelated
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transactions.
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     In accordance with the recommendation of the Board of Directors of the
Company, the Shareholders are requested to approve the terms and conditions of the sale of Koor's holdings in Sheraton Israel to the Purchaser. Sheraton Israel is a private company registered in the State of Israel and operates in the tourism sector as one of Israel's largest international hotel chain with flagship hotels in tourist destinations such as Tel Aviv, Jerusalem, Tiberias, the Dead Sea and Eilat. Koor is Sheraton Israel's major shareholder (approximately 56.5%). Sheraton Israel is not a material asset of Koor in terms of Koor's total assets and Koor has no business interest in continuing to hold an interest in Sheraton Israel or in the tourism industry.

     In connection with Koor's sale of its holdings in Sheraton Israel to the Purchaser, Clal Tourism, a company controlled by Koor's controlling shareholders, has agreed to sell to the same Purchaser all of its holdings (100%) in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel Management Company Ltd. (collectively, "Accor-Clal") together with the debt of Accor-Clal to Clal Tourism (principal plus interest accrued thereon), which as of September 30, 2006, amounted to approximately US$16.7 million, and all the capital notes of Accor-Clal issued to Clal Tourism.

     Both transactions described above are being made pursuant to an agreement, dated as of December 17, 2006, among Koor, Clal Tourism and Azorim (the


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


"Agreement"), and the closing of each transaction is conditioned upon the closing of the other.

     The consideration to be paid by the Purchaser to Koor for its holdings (approximately 56.5%) in Sheraton Israel is US$23.8 million (the "Consideration"), implying a company valuation (for 100% of the equity) of US$42.1 million. The Consideration is payable in three installments: the first, in the amount of US$6.3 million, was paid to Koor on December 21, 2006; the second, in the amount of US$8.4 million, to be paid not later than the date of the Closing (as defined below); and the third, in the amount of US$9.1 million, to be paid not later than March 27, 2008. In the event that the transaction will not be consummated by the date of the Closing due to a breach of the Agreement by Azorim, which is not remedied within 30 days, Koor will be entitled, at its election, to retain the first installment as liquidated damages or to any other remedy available to it under applicable law. In addition, the parties to the Agreement agreed that in the event that the third installment shall not be paid within 45 days from the date such payment is due, Koor shall be entitled, at its election, to either liquidated damages equal to Koor's pro-rata share of the aggregate sum of US$6.8 million, or to any other remedy available to Koor under applicable law. Upon the closing of the transaction, Koor will be released from guaranties that it provided to a bank in Israel with respect to obligations of Sheraton Israel, in the amount of approximately US$9.2 million. Koor is currently reviewing the accounting treatment of the transaction. In the event that Koor will record a capital gain as a result of the transaction, it is currently estimated at approximately NIS 17 million.

     Pursuant to the Agreement, the Purchaser also agreed to purchase the stake of Bank Hapoalim Group ("Hapoalim") in Sheraton Israel (20%) on the same terms and conditions, should Hapoalim choose to exercise its tag along right. On January 8, 2007, Hapoalim notified the Purchaser that it is exercising its tag along right and will sell its holdings in Sheraton Israel (20%) to the Purchaser on the same terms and conditions as Koor.

     The aggregate consideration to be paid by the Purchaser to Clal Tourism for its holdings (100%) in Accor-Clal, together with the debt of Accor-Clal to Clal Tourism (principal plus interest accrued thereon), which as of September 30, 2006, amounted to approximately US$16.7 million, and all the capital notes of Accor-Clal issued to Clal Tourism, is US$44.2 million, payable in three installments at the same times and at the same ratios as the Consideration payable to Koor.

     The closing of the transactions (the "Closing") is scheduled for April 9, 2007 (subject to each party's right to postpone this date by up to 90 days) and it is subject to several conditions precedent, including the receipt of all requisite corporate approvals of the parties and certain regulatory approvals. The Closing is also subject to (i) the approval of the other shareholders of Sheraton Israel as per the existing agreements among them, (ii) the right of first offer of Starwood Hotels and Resorts Worldwide, Inc., a shareholder of


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Sheraton Israel, with respect to the transaction and (iii) the non occurrence of a material adverse change in the terms under which credit is provided by financial institutions to the companies being sold.

     Supported by a valuation of Sheraton Israel obtained by the Company from an independent expert, the Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company at their respective meetings on January 16, 2007, have approved the transaction.

     Due to the involvement of Clal Tourism, the transaction may be deemed as an "irregular transaction" (as such term is defined under the Israeli Companies Law 5759-1999) in which a controlling shareholder of the Company has a personal interest. Therefore, and for the sake of caution, the transaction, which has already been approved by the Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company as described above, is submitted for approval to the shareholders meeting in accordance with clause 275 of the Israeli Companies Law 5759-1999.

     It is therefore proposed that the Shareholders adopt the following resolution at the Meeting:

     "RESOLVED, to approve (i) the sale of the Company's holdings (approximately 56.5%) in Sheraton Moriah (Israel) Ltd. to Azorim - Investment in Development and Construction Ltd. ("Azorim") (or 75% to Azorim and 25% to Boymelgreen Capital Ltd., the controlling shareholder of Azorim, or to any other entity controlled by Azorim (collectively, the "Purchaser")) in a transaction interrelated with the sale by Clal Tourism Ltd. ("Clal Tourism") of its holdings (100%) in Accor-Clal Israel Hotels (1995) Ltd. and in Accor-Clal Israel Hotel Management Company Ltd. to the Purchaser and on the terms and conditions set forth in the agreement, dated December 17, 2006, among the Company, Clal Tourism and Azorim (the "Agreement"), (ii) the execution and delivery of the Agreement for and on behalf of the Company, and (iii) the pro-rata allocation between the Company and Clal Tourism of the costs and expenses of the interrelated transactions."


     The Board of Directors recommends voting FOR approval of the sale of the Company's holdings in Sheraton Israel to the Purchaser.

                                   * * * * *






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     A representative of the Management is expected to be present at the
Meeting, and to be available to respond to appropriate questions from the Shareholders.

     Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

     The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                      By Order of the Board of Directors

                                      Shlomo Heller
                                      Corporate Secretary

Tel-Aviv, Israel
January 24, 2007









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